July 9, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:

Google Inc.

Form 10-Q for the quarterly period ended March 31, 2008

Filed on May 12, 2008

Form 10-K for the Fiscal year Ended December 31, 2007

Filed on February 15, 2008

Form 8-K

Filed on January 31, 2008

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 12, 2008 relating to the above referenced filings (the “Filings”).

In this letter we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Form 10-Q for the fiscal quarter ended March 31, 2008

Notes to the Consolidated Financial Statements

Note 3. Cash, Cash Equivalents and Marketable Securities

Auction Rate Securities, page 10

1.	We note that you have investments of $259.6 million in auction rate securities as of March 31, 2008 and that you reduced the carrying value of your investments by $10.8 million through other comprehensive income so as to reflect your view that this impairment is temporary in nature. Please help us understand your accounting treatment for auction rate securities and address the following:

Securities and Exchange Commission

July 9, 2008

•	Describe the key assumptions used in your valuations, the number and dollar amounts of the failed auction rate securities, and any losses incurred on auction rate securities sold during the period;

•	Clarify your disclosure that indicates the assets underlying these investments are primarily student loans which are substantially guaranteed by the U.S. government;

•

Explain how auction rate failures and illiquidity impact the fair value determination. That is, indicate how failures are factored into the methodologies used to determine the securities fair value and whether you considered any illiquidity discounts;

•

Explain why you believe your investments in auction rate securities are temporarily impaired as of the date of the filing instead of other-than-temporarily impaired. See paragraph 16 and footnote 4 of SFAS 115;

•

Tell us whether you have the intent to hold these auction rate securities until recovery or maturity. Describe the period of time over which you expect to hold these investments and when you expect the principle amount will be available or settled; and

•	Please indicate how you determined that these securities should continue to be classified as a current rather than as non-current assets. See Chapter 3 of ARB 43.

Consider revising your disclosures to clarify your accounting treatment for auction rate securities and provide us with any proposed changes to your accounting policy disclosure. In this respect, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

The key assumptions used in our auction rate securities (“ARS”) valuations include the liquidity risk premium and credit risk premium observed on similar assets and an expected holding period. There were 43 failed auction rate securities in our investment portfolio that totaled $270.4 million (before discount) at March 31, 2008. No auction rate securities were sold and no realized losses were incurred during the three months ended March 31, 2008.

* * * * *

Of the $270.4 million of auction rate securities, $231.7 million (86%) were student loans of which $189.9 million (82%) and $41.8 million (18%) were backed by the U.S. government and private insurers, $17.7 million (6%) were municipal securities and $21.0 million (8%) were corporate preferred securities.

* * * * *

Securities and Exchange Commission

July 9, 2008

As a result of the auction failures, there are more sellers than buyers which created an illiquid market. Accordingly, we determined these securities carried liquidity risk, and the liquidity risk was quantified and incorporated into a discounted cash flow model, which was used to measure the fair value for these securities.

* * * * *

As of March 31, 2008, these auctions had failed for less than two months. Further, there was no clarity or general consensus in the market regarding how long these auctions might continue to fail. In addition, the magnitude of the liquidity discount was not material in relation to the cost of these securities. We also have the financial resources to hold these securities for an extended period of time without materially affecting our liquidity needs. Finally, there is very little if any credit risk related to these securities. As a result of the considerations noted above, we believe these securities were not other-than-temporarily impaired as of March 31, 2008.

* * * * *

As noted above, we have the financial resources to hold these securities for an extended period of time. Further, as of March 31, 2008, these auctions had failed for less than two months and there was no clarity or general consensus in the market regarding how long these auctions might continue to fail.

* * * * *

Because the ARS had been illiquid for a relatively short period of time (less than two months at March 31, 2008), and because we believed it was reasonable to expect these securities would be realized in cash or sold or consumed during the normal operating cycle of the business, we classified these investments as current assets.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Cost of Revenues, page 73

2.	We note your response to prior comment 1 that describes the terms and accounting treatment for traffic acquisition costs paid to your Google Network members under the AdSense arrangements and to other distribution partners who distribute your

Securities and Exchange Commission

July 9, 2008

toolbar and other products (i.e. access points). Please further clarify the following concerning your traffic acquisition cost:

•

Tell us the amount of revenues and traffic acquisition costs recognized and capitalized from your distribution agreements for access points for each period presented. Indicate whether you individually track and measure revenues in relation to the directly associated costs capitalized for each access point delivered. Explain your impairment policy or basis for recoverability of the access point fees that have been capitalized;

•

Further describe how you determine the estimated useful lives of the access points. In this regard, explain what inputs and assumptions you used to determine that two years is generally the measurable average period of time you expect the access point to generate traffic and revenue. Tell us why you do not appear to rely on historical traffic and revenue patters to develop useful lives;

•

For each type of arrangement, clarify how you recognize the costs over the respective terms. In regard to your AdSense arrangements, please specify when guaranteed minimum payments are amortized on a straight-line basis. Indicate whether you use this method when related revenues are not expected to exceed the guaranteed minimum revenue share payments or when you cannot reliably determine the pattern of economic benefit. Tell us what authoritative accounting literature you rely upon to support this policy. In regard to fees paid to distribution partners for access points, you indicate that if you can estimate the useful life of the access point and it is greater than one year, the fee is recognized over the estimated useful life. You also indicate that if you cannot accurately estimate the useful life or if the period of the benefit is less than one year, you expense the costs as incurred. Explain when and how you compare the amount recognized based on the estimated useful life to that based on the contractual revenue share to determine which is greater. Tell us whether this comparison is only applicable to the extent that your estimate of the useful life of the access point is greater than one year;

•

Explain the application of the definition of an executory contract according to EITF 03-17 to your arrangements with distribution partners. Specifically, tell us what contractual obligations remain to be performed by either or both parties upon the distribution of the access point, other than the early termination penalty in certain arrangements. Also, explain how any termination penalties are calculated and how the early termination of a distribution arrangement relates to obligations associated with individual access points delivered; and

Securities and Exchange Commission

July 9, 2008

•

Cite any other authoritative accounting literature that supports your method of recognition and the basis for capitalization and deferral of traffic acquisition fees paid to both AdSense members and distribution partners. For example, explain and consideration given to the guidance in SAB Topic 136.A.3.f, Technical Bulletin 90-1 and SFAS 91 in relation to your AdSense arrangements. Additionally, tell us how you considered the guidance in SOP 93-7 as it related to your distribution arrangements.

Consider revising your disclosures, accordingly, to clarify your accounting treatment for traffic acquisition costs and provide us with any proposed changes to your accounting policy disclosure.

For our distribution agreements for access points, we recognized revenues of $137 million, $501 million and $1,268 million, and recognized costs of $51 million, $97 million and $173 million in 2005, 2006 and 2007, and capitalized related amounts of $174 million and $315 million at December 31, 2006 and 2007.

We track revenue by individual access points and based on the resultant historical data, we determined that the average period an access point will generate traffic and revenue is approximately two years. Further, we use the straight-line method to amortize these fees because it materially approximates the historical pattern of revenue realized under these arrangements.

We review for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). For instance, we would test for impairment if there were a significant drop in the usage of, and revenue from, these access points. To date, no events or changes in circumstances have indicated that the carrying amount of these assets may not be recoverable.

* * * * *

Most of our AdSense arrangements are profitable, but in a small number of them we expect that the guaranteed minimum revenue share payments will be greater than the related direct revenues.

Our amortization policy for guaranteed minimum revenue share amounts is disclosed as follows:

To the extent we expect revenues generated under these AdSense arrangements to exceed the guaranteed minimum revenue share payments, we recognize traffic acquisition costs on a contractual revenue share basis or on a basis proportionate to forecasted revenues, whichever is greater. Otherwise, we recognize the guaranteed revenue share payments as traffic acquisition costs on a straight-line basis over the term of the related agreements.

This policy is supported by paragraph 12 of SFAS 142, which states: “ . . . The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. . . .”

Securities and Exchange Commission

July 9, 2008

At the time we enter into an AdSense arrangement, there is a presumption that the benefit derived from it will at least equal its cost. If at that time we forecast guaranteed revenue share payments to exceed the related direct revenues, then the difference between the two must at least equal the value of the indirect benefits we expect to realize. As it is very difficult to reliably determine the pattern in which these indirect benefits are realized, and in accordance with paragraph 12 of SFAS 142, it is our policy to recognize the guaranteed revenue share payments in these arrangements as traffic acquisition costs (TAC) on a straight-line basis over the term of the related agreements.

We have one distribution agreement under which we pay a fee for each access point delivered, as well as revenue share to the extent it exceeds the access fees paid on a cumulative basis. For this arrangement, we recognize TAC each quarter equal to the greater of the amounts determined on a straight line basis over two years or on a revenue share basis. All other arrangements require us to pay a fee only for each access point delivered, and are accounted for as discussed previously.

* * * * *

EITF 03-17, Subsequent Accounting for Executory Contracts That Have been Recognized on an Entity’s Balance Sheet, states that “an executory contract is a contract that remains wholly unperformed or for which there remains something to be done by either or both parties of the contract.” Our distribution arrangements meet this definition. Upon distribution of an access point, we display search results and advertisements for any queries made from it. Also, under these distribution arrangements, our partners have an on-going obligation to distribute access points and are specifically precluded from removing or otherwise disrupting access points previously delivered.

Any early termination penalties are typically determined to be of an amount greater than the expected net amount capitalized at any point during the term of the agreement. As a result, any amounts we have paid in advance of the benefit realized would be recoverable in the event of early termination.

* * * * *

We have also considered the provisions of SAB Topic 13.A.3.f., Technical Bulletin 90-1 and SFAS 91 and believe that our accounting is consistent with the provisions of such literature relating to the accounting for direct and incremental costs associated with acquiring a revenue-generating arrangement. For example, as guaranteed minimum revenue share payments under certain AdSense arrangements are directly related to the acquisition of a contract and would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs), we believe capitalization as an asset to be expensed in proportion to the revenue recognized from the arrangement is consistent with paragraph 4 of Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.

We do not believe that SOP 93-7 is applicable to our distribution arrangements because the fees we pay are not advertising payments. The fees we pay are directly related to the acquisition of traffic. The classification of these fees as costs of revenues is supported because we track and measure the related revenue realized.

* * * * *

Securities and Exchange Commission

July 9, 2008

As a result of the foregoing discussion, we respectfully submit that no changes in our disclosure of our accounting treatment for traffic acquisition costs are required at this time.

Form 8-K filed on January 31, 2008

Exhibit 99.1

3.	Your response to prior comment 2 indicates that you will provide the three major categories of the statement of cash flows when you present a non-GAAP liquidity measure. Please clarify that you will provide this information for the period corresponding to your non-GAAP liquidity measure of free cash flow presented in your earnings releases. For example, when you disclose a non-GAAP liquidity measure for the three months ended December 31, 2007, you should provide the three major categories of the statement of cash flows corresponding to the three month period ended December 31, 2007.

We appreciate the Staff’s comment and will ensure that when a non-GAAP liquidity measure is presented we will provide the three major categories of the statement of cash flows for the period corresponding to the non-GAAP liquidity measure.

* * * * *

Securities and Exchange Commission

July 9, 2008

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/469-0208 and 650/240-3928). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ MARK FUCHS
Mark Fuchs
Vice President, Finance & Chief Accountant

cc:	David Drummond

Kent Walker

Dave Sobota

Donald Harrison